Sunway Global, Inc.
Daquing Hi-Tech Industry Development Zone
Daquing, Heilongjiang, People’s Republic of China, 163316

May 30, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sunway Global, Inc. f/k/a National Realty and Mortgage, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed August 23, 2007
File No. 333-145662

Ladies and Gentlemen:

The Company previously filed a withdrawal request in relation to the above-referenced Form SB-2 registration statement and is hereby clarifying that such registration statement was filed under our former name, National Realty and Mortgage, Inc, The Company hereby requests that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Marc Ross at (212) 930-9700.

Thank you for your assistance in this matter.

Sunway Global, Inc.

By:	/s/ Liu Bo
Liu Bo
Chief Executive Officer and Chairman